SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         eOn Communications Corporation
                         ______________________________

                                (Name of Issuer)


                                     Common
                         ______________________________

                         (Title of Class of Securities)


                                    268763109
                                 ______________

                                 (CUSIP Number)


             _______________________________________________________

             (Date of Event Which Requires Filing of this Statement)


________________________________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           [ ] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [x] Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  268763109
________________________________________________________________________________

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       China Vest IV, L.P.                 Tax ID# 98-0136337
________________________________________________________________________________

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
       (b)
________________________________________________________________________________

(3)    SEC Use Only
________________________________________________________________________________

(4)    Citizenship or Place of Organization

       Delaware
________________________________________________________________________________

                   (5)    Sole Voting Power

Number of Shares          1,538,073
Beneficially       _____________________________________________________________
Owned              (6)    Shared Voting Power
by Each
Reporting                 250,384
Person             _____________________________________________________________
With               (7)    Sole Dispositive Power

                          1,538,073
                   _____________________________________________________________
                   (8)    Shared Dispositve Power

                          250,384
________________________________________________________________________________

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,788,457
________________________________________________________________________________

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
________________________________________________________________________________

(11)   Percent of Class Represented by Amount in Row 9

       14.9%
________________________________________________________________________________

(12)   Type of Reporting Person (See Instructions)

       PN
________________________________________________________________________________

CUSIP No.  268763109
________________________________________________________________________________

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       China Vest Partners IV                 Tax ID# 98-0132131
________________________________________________________________________________

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
       (b)
________________________________________________________________________________

(3)    SEC Use Only
________________________________________________________________________________

(4)    Citizenship or Place of Organization

       Delaware
________________________________________________________________________________

                   (5)    Sole Voting Power

Number of Shares          1,715,130
Beneficially       _____________________________________________________________
Owned              (6)    Shared Voting Power
by Each
Reporting                 73,327
Person             _____________________________________________________________
With               (7)    Sole Dispositive Power

                          1,715,130
                   _____________________________________________________________
                   (8)    Shared Dispositve Power

                          73,327
________________________________________________________________________________

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,788,457
________________________________________________________________________________

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)
________________________________________________________________________________

(11)   Percent of Class Represented by Amount in Row 9

       14.9%
________________________________________________________________________________

(12)   Type of Reporting Person (See Instructions)

       PN
________________________________________________________________________________

Item 1

    Item 1(a) Name of Issuer:

             eOn Communications Corporation

    Item 1(b) Address of Issuer's Principal Executive Offices:

             4119 Willow Lake Blvd., Memphis, TN 38118

Item 2

    2(a) Name of Person Filing:

             ChinaVest IV, L.P.
             ChinaVest Partners IV

    2(b) Address or Principal Business Office or, if none, Residence:

             ChinaVest IV, L.P.,
             c/o The Prentice-Hall Corporation System, Inc.,
             32 Lookermann Square, Suite L-100,
             Dover, Delaware 19901

             ChinaVest Partners IV
             c/o 19/F Dina House,
             11 Duddell Street,
             Central, Hong Kong


    2(c) Citizenship:

             ChinaVest IV, L.P. - Delaware
             ChinaVest Partners IV - Delaware

    2(d) Title of Class of Securities: common

    2(e) CUSIP No.:  268763109

Item 3.

    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  a. [ ] Broker or Dealer registered under Section 15 of the Act.

  b. [ ] Bank as defined in Section 3(a)(6) of the Act.

  c. [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

  d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

  e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

  j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Rows 5 through 11 of Cover Pages

Item 5. Ownership of 5 Percent or Less of a Class.

                  N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  N/A

Item 8. Identification and Classification of Members of the Group

                  N/A

Item 9. Notice of Dissolution of Group

                  N/A

Item 10.Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 2002
______________________________________
Dated

/s/ EDWARD B. COLLINS
______________________________________
Signature

Edward B. Collins, General Partner
______________________________________
Name/Title

INTRODUCTORY NOTE

This Schedule 13G is being filed by ChinaVest Partners IV, a Delaware general partnership and ChinaVest IV, L.P., a Delaware limited partnership. ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the legal owner of 1,583,073 common shares covered by this statement. ChinaVest
IV, L.P. is one of three affiliated venture capital Funds that invest and divest side-by-side in all portfolio investments. ChinaVest Partners IV is also the general partner of one such other Fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture Fund, ChinaVest IV-B, L.P., a Bermuda limited partnership.

ChinaVest Partners IV is filing this Schedule by reason of its power to vote and dispose of the shares of the Issuer legally and beneficially owned by ChinaVest IV, L.P. ChinaVest IV, L.P. is filing this Schedule by reason of its ownership of 1,538,073 shares of the Issuer, or 12.8% of its outstanding securities. ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. own 1.5% (177,057 shares) and 0.6% (73,327 shares), respectively, of the Issuer's outstanding securities. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., because the three ChinaVest IV Funds traditionally invest and divest side-by-side in portfolio investments, and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the shares of the Issuer legally owned by ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. are reported in this Schedule 13G as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. were existing shareholders of the Issuer at the time the Issuer became obligated to file reports under the Exchange Act of 1934 and have neither purchased nor sold any securities of the Issuer since such date.

                  EXHIBIT REQUIRED UNDER RULE 13d-1(k)(1)(iii)


                           AGREEMENT RELATIVE TO THE
                             FILING OF SCHEDULE 13G

     THIS AGREEMENT, made as of the 12th day of February, 2001, by and between ChinaVest IV, L.P., a Delaware limited partnership ("CV4LP") and ChinaVest Partners IV, a Delaware general partnership, the general partner of CV4LP ("CVP");
                                  WITNESSETH:

WHEREAS,   CV4LP   and  CVP  are  both   persons   required,   pursuant   to  17
C.F.R.240.13d-1,  to file a statement  containing  the  information  required by
Schedule 13G with respect to the following Issuer:

                             eOn Communications Corporation
                             Cusip No. 268763109

     WHEREAS, CV4LP and CVP are each individually eligible to use Schedule 13G; and

WHEREAS,  CV4LP  and CVP are each  responsible  for the  timely  filing  of said
Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

     WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to CV4LP and CVP so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

     WHEREAS, CV4LP and CVP desire to file the Schedule 13G attached hereto on behalf of each of them.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by CVP in its individual capacity and in its capacity as general partner of CV4LP, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement relative to the Filing of Schedule 13G as of the day, month and year first above written.


/s/ EDWARD B. COLLINS
_____________________________________
By: Edward B. Collins, general partner
of ChinaVest Partners IV, for ChinaVest
Partners IV and as general partner on
behalf of ChinaVest IV, L.P.